Exhibit 12.1
HeartWare International, Inc.
Schedule of Ratio of Earnings to Fixed Charges

	Nine Month
	Period
	Ended
	September 30,	Year Ended December 31,
In thousands	2009	2008	2007	2006	2005	2004

Net loss before taxes:	$(18,998)	$(23,764)	$(21,939)	$(17,427)	$(13,833)	$(6,003)
Add: Fixed charges	$577	$349	$278	$185	$115	$1,055

Loss as Adjusted	$(18,421)	$(23,415)	$(21,661)	$(17,242)	$(13,718)	$(4,948)
Fixed Charges	$577	$349	$278	$185	$115	$1,055

Deficiency of earnings to cover fixed charges	$(18,998)	$(23,764)	$(21,939)	$(17,427)	$(13,833)	$(6,003)